As filed with the Securities and Exchange Commission on June 15, 2012

Registration No. 333-180499

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Kohlenberger Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Erika L. Robinson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 2 to the Registration Statement is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933. This Post-Effective Amendment No. 2 to the Registration Statement shall act as a post-effective amendment to File Nos. 333-167348 and 333-174368, which shall become effective concurrently with the effectiveness of this Post-Effective Amendment No. 2 to the Registration Statement.

PART II

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement (Registration No. 333-180499) under Schedule B of the Securities Act of 1933 (the “Securities Act”) is filed pursuant to Rule 462(d) under the Securities Act solely to add exhibits to the Registration Statement.

EXHIBITS

Exhibit No.	Description

5.2	Opinion of Ricardo Sigwald, General Counsel to CAF, with respect to legality

5.3	Opinion of Sullivan & Cromwell LLP, United States counsel to CAF, with respect to legality

8.2	Opinion of Sullivan & Cromwell LLP, United States counsel to CAF, with respect to tax matters

23.4	Consent of General Counsel to CAF (included as part of Exhibit 5.2)

23.5	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.3)

23.6	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 8.2)

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SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 15th day of June, 2012.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ L. ENRIQUE GARCÍA
Name: L. Enrique García
Title: Executive President

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SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 15th day of June, 2012.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

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